Exhibit 99.1
Abivax Announces Full Year 2025 Financial Results and Provides
Business Updates

•ABTECT Phase 3 Data Safety Monitoring Board (DSMB) meeting on March 18, 2026 found no new safety signals; the analysis included 100% of patients randomized, with nearly 90% having completed the 44-week double blind maintenance trial

•The Company’s pivotal Phase 3 ABTECT maintenance trial evaluating obefazimod for moderately to severely active ulcerative colitis remains on track to report topline results in late Q2 2026

•Abivax appointed Michael Nesrallah, MBA as Chief Commercial Officer, bringing extensive IBD leadership experience to support the Company’s next phase of growth; other key senior leadership hires made in Regulatory Affairs and Research to support continued advancements of its programs

•Cash, cash equivalents and short-term investments of €530.4M as of December 31, 2025; cash runway into Q4 2027

•Abivax’s Annual General Meeting (“AGM”) to be held May 11, 2026, and the Company expects to report its first quarter 2026 financial results on May 25, 2026

PARIS, France – March 23, 2026 – 9:05 PM CET – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq – ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, reported today its financial results for the full year ended December 31, 2025. The 2025 financial statements, approved by the Company’s Board of Directors on March 19, 2026, have been audited by the Company’s statutory auditors, and the financial reports will be filed with the French and U.S. securities regulatory authorities, respectively, on March 23, 2026.

Marc de Garidel, MBA, Chief Executive Officer of Abivax, commented: “With a strong financial foundation, we are well positioned to execute on our strategic priorities and prepare for the future. We are pleased with the recent DSMB safety update from our ABTECT maintenance trial and remain on track to report topline results from our ABTECT-UC maintenance trial in late Q2 2026. The addition of Michael Nesrallah as our new Chief Commercial Officer also marks an important step as we build toward potential commercialization and the next phase of growth. Together, these achievements reinforce our momentum and confidence in the path ahead.”

Full Year 2025 Financial Highlights

•Fundraise: On July 28, 2025, Abivax completed its underwritten public offering of 11,679,400 American Depositary Shares, each representing one ordinary share, EUR 0.01 nominal value per share, of the Company, in the United States. The net proceeds, after deducting underwriting commissions and offering expenses, were approximately $700.3 million, equivalent to approximately €597.2 million.

Exhibit 99.1
•Cash Position and Runway: The Company had cash, cash equivalents and short-term investments of €530.4 million as of December 31, 2025, providing a projected cash runway into Q4 2027 based on current operating assumptions.

•Debt: During the year Abivax settled all tranches of its debt with Kreos Capital VII(UK) Limited and Claret European Growth Capital Fund III SCSp as well as its senior convertible notes with Heights Capital Management.

•R&D Expenses: Research and development (“R&D”) expenses increased by €31.2 million to €177.8 million (70.9% of operating expenses) in 2025 compared to €146.5 million (79.0% of operating expenses) in 2024. This increase was predominantly driven by expenses related to:
◦A €13.0 million increase in transversal activities related to increased chemistry, manufacturing and controls (“CMC”) and supply chain costs related to the progression of clinical trials and anticipation of future commercial launch; and
◦A €10.2 million increase related to the Company’s Crohn’s disease (“CD”) clinical program, driven by the progression of Phase 2b clinical trials for obefazimod in CD; and
◦A €4.1 million increase related to new indications (including combination therapy) for obefazimod; and
◦A €1.6 million increase related to the Company’s ulcerative colitis (“UC”) clinical program, driven by the continuation of Phase 3 clinical trials for obefazimod in UC
◦96.5% of R&D expenses related to obefazimod in 2025 compared to 97.4% in 2024.

•G&A Expenses: General and administrative (“G&A”) expenses increased by €34.7 million to €67.7 million (27.0% of operating expenses) in 2025 compared to €32.9 million (17.8% of operating expenses) in 2024. This increase was primarily due to an increase in personnel costs of €33.4 million mainly explained by an increase in employer taxes and social contributions related to our AGA plans by €27.3 million resulting from the increase in the Company’s share price during the second half of 2025.

•Sales and Marketing Expenses: Sales and marketing (“S&M”) expenses decreased by €0.8 million to €5.2 million (2.1% of operating expenses) in 2025 compared to €6.0 million (3.2% of operating expenses) in 2024. The decrease is explained by one-time costs of €1.8 million incurred in 2024 for the Company’s corporate re-branding, offset by an increase in personnel costs of €1.6 million, of which €0.8 million relate to an increase in employer taxes and social contributions related to our AGAs resulting from the increase in the Company’s share price during the second half of 2025.

Data Safety Monitoring Board (DSMB) Update for ABTECT Phase 3 Trials

On March 18, 2026, the independent Data Safety Monitoring Board (“DSMB”) completed a safety review of the ongoing Phase 3 ABTECT-UC maintenance trial and reported no new safety signals. Nearly 90% of enrolled participants have completed the 44-week treatment period. This positive update supports the continued advancement of the program as the Company remains on track to report topline results from its ABTECT-UC maintenance trials in late Q2 2026.

Exhibit 99.1

Board of Directors Update

On March 19, 2026, Sofinnova Partners, represented by Dr. Kinam Hong, stepped down from the Company’s Board of Directors. The Company thanks Sofinnova and Dr. Hong for their long-standing commitment, leadership, and partnership over the years.

Key Management Updates

To support its next phase of growth and continued advancement of its development programs, the Company has strengthened its leadership team with the appointment of Michael Nesrallah as its Chief Commercial Officer, Keith Fournier, PhD, as Senior Vice President of Global Regulatory Affairs, and Maurus de la Rosa, PhD, as its Senior Vice President of Research. These additions further enhance the Company’s commercial, regulatory and scientific capabilities as the Company continues to execute its business priorities.

Michael Nesrallah, MBA, Chief Commercial Officer of Abivax, added: “Abivax is entering an exciting new chapter, and I’m thrilled to be joining the Company at such a pivotal moment. We have a meaningful opportunity ahead to further strengthen our commercial capabilities to prepare for the successful launch of obefazimod, if approved, which has the potential to truly make a difference for patients. I look forward to working with the team to help drive the Company’s continued growth and long-term success.”

Michael Nesrallah, MBA - Chief Commercial Officer
Mr. Nesrallah will lead global commercial strategy and launch preparation as the Company advances toward potential regulatory approval and market entry for obefazimod, bringing more than 20 years of global biopharmaceutical leadership experience with deep expertise in gastroenterology and immunology. Prior to joining Abivax, he held several senior leadership roles at Takeda, including Vice President and U.S. Franchise Head for its inflammatory bowel disease business, where he drove significant growth for Entyvio while expanding treatment access for patients. He also served as General Manager for Belgium and Luxembourg and later established and led Takeda’s International Marketing & Commercial Excellence organization, building integrated commercial capabilities across more than 60 countries to support launch readiness and portfolio growth. Earlier in his career, Mr. Nesrallah held commercial leadership roles at Novartis and began his career at McKinsey & Company. He holds an MBA from the Richard Ivey School of Business and a Bachelor of Science in Biochemistry from the University of Ottawa.

Keith Fournier, PhD - Senior Vice President, Global Regulatory Affairs
Dr. Keith Fournier is an experienced regulatory affairs executive with extensive expertise in global regulatory strategy and lifecycle management. Most recently, he served as Vice President, Global Regulatory Affairs, at EMD Serono, where he led regulatory planning and agency interactions across key therapeutic areas, supporting product development, approvals and post-marketing activities. He also held senior regulatory roles at AbbVie, where he led global regulatory strategy across multiple programs. He brings deep experience navigating complex global regulatory environments to advance innovative therapies. He holds a PhD in Pharmacology from the University of Pennsylvania, as well as a Bachelor of Science in Biology and a Bachelor of Arts in Economics from Duke University.

Exhibit 99.1
Maurus de la Rosa, PhD - Senior Vice President, Research
Dr. Maurus de la Rosa is a seasoned immunologist with more than 15 years of experience in immunomodulation and drug development across multiple programs, modalities, and development stages. He brings extensive expertise in immunology spanning discovery, translational research, and clinical development, including advanced therapies such as cell and gene therapy. Prior to joining Abivax, Maurus served as Vice President of Research at Sangamo Therapeutics, where he led and successfully advanced CAR-Treg programs for autoimmune diseases including multiple sclerosis and inflammatory bowel disease, with a focus on Crohn’s disease. Earlier in his career, he held research leadership roles at Baxter, Baxalta, Shire, and Takeda, contributing to translational programs and regulatory filings including INDs and BLAs. He holds a PhD in Immunology from Humboldt University in Berlin, and earned a degree in Chemistry with a specialization in Molecular Biology from the University of Cologne.

The Company also announced that Didier Scherrer, Chief Scientific Officer will be leaving Abivax after 17 years with the organization, having been with the Company from its earliest stages of development. Management extends its sincere thanks to Dr. Scherrer for his many contributions to the advancement of obefazimod and to the Company over nearly two decades and wishes him the very best in his future endeavors.

Anticipated Upcoming Key Dates

•Annual General Meeting to be held on May 11, 2026
•Q1 2026 Financial Results to be reported on May 25, 2026
•Completion of UC ABTECT Phase 3 maintenance trial - late Q2 2026
•Completion of Phase 2b induction trial for CD - Q4 2026
•NDA submission for obefazimod in UC - Q4 2026 (subject to positive data)

Exhibit 99.1
2025 financial results (IFRS figures)

Statement of Cash Flows	For the year ending December 31,
in millions of euros	2024	2025
Cash flows used in operating activities	(154.1)	(161.1)
Cash flows provided by (used in) investing activities	15.8	(8.2)
Cash flows provided by financing activities	28.2	547.3

Effect of movements in exchange rates on cash held	2.4	(10.3)
Revaluation of cash equivalents measured at fair value	—	4.7

Increase (decrease) in cash and cash equivalents	(107.7)	372.5

Statement of Income (Loss)	For the year ending December 31,
in millions of euros	2024	2025
Total operating income	12.4	4.6
Total operating expenses
of which Research and Development costs	(146.5)	(177.8)
of which Sales and Marketing costs	(6.0)	(5.2)
of which General and Administrative costs	(32.9)	(67.7)
Operating loss	(173.0)	(246.1)

Financial loss	(3.3)	(84.2)

Net loss before tax	(176.2)	(330.3)

Income tax	—	(5.8)

Net loss for the period	(176.2)	(336.1)

Exhibit 99.1

Statement of Financial Position	As of December 31,
in millions of euros	2024	2025

Non-current assets	34.6	33.1

Cash and cash equivalents	144.2	516.7
Other current assets[1]	26.4	34.6
Total Assets	205.2	584.3

Borrowings, notes and derivative instruments[2]	101.0	1.9
Royalty Certificates	13.0	30.2
Other non-current liabilities	1.6	35.3
Other current liabilities	49.1	61.7
Total Liabilities	164.6	129.1

Total Shareholders’ Equity	40.6	455.2

Total Liabilities and Shareholders’ Equity	205.2	584.3
1 Includes certain short-term investments (terms of less than 12 months) of €13.7M, making total cash, cash equivalents and short-term investments of €530.4M
2 Includes both current and non-current portions of borrowings, convertible loan notes, derivative instruments, and lease liabilities

The net loss for the year ended December 31, 2025 of €336.1 million includes the following significant (greater than €1.5M) income/(expenses) that, by nature, did not impact our cash position in the current period and will not in future periods:

in millions of euros

Share-based compensation expense	(35.4)
Increases in the fair value of the Heights senior convertible notes	(36.0)
Increases in the fair value of the Kreos / Claret share warrants	(29.9)
Interest on royalty certificates	(17.2)
Deferred tax expense	(5.8)
Income related to recognition of remaining day-one gain related to the extinguishment of the Heights notes	1.6
Income related to the extinguishment of Kreos / Claret minimal return indemnification liability	3.6

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:
Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

Media Contacts:
LifeSci Communications
Karissa Cross, PhD
Associate Director
LSC_ABIVAX@lifescicomms.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business. Words such as “anticipate,” “expect,” “on track,” “potential,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning the potential therapeutic benefit of obefazimod, the expected timing for completion of the Phase 3 ABTECT-UC maintenance trial and Phase 2b ENHANCE-CD induction trial of obefazimod and the availability and timing of results therefrom, the timing of regulatory filings including an NDA submission for obefazimod in UC, Abivax’s expectations for regulatory approval and commercialization of obefazimod for UC, Abivax’s cash runway, the timing for reporting Abivax’s Q1 2026 financial results, Abivax’s expectations of announcing of a new independent director, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 to be filed with the U.S. Securities and Exchange Commission under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.